September 6, 2024

James Cacioppo
Chief Executive Officer
Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431

       Re: Jushi Holdings Inc.
           Registration Statement on Form S-3
           Filed August 30, 2024
           File No. 333-281867
Dear James Cacioppo:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   W. Stuart Ogg, Esq.